AMENDED FEE AGREEMENT

American Investors Life Insurance Company and Timothy Partners, Ltd.

Pursuant to the Fund Participation Agreement (the “Participation Agreement”) dated the 1st day of May, 1998, as amended, by and among the Timothy Plan (the “Trust”), Timothy Partners, Ltd. (the “Distributor”) and American Investors Life Insurance Company (the “Company”), the Company will provide certain administrative services on behalf of the portfolios (the “Funds”) specified on “Exhibit A” attached hereto.

For those administrative services rendered by the Company, the Distributor agrees to remit to the Company a fee at an annual rate equal to 0.25% of the Funds’ average daily assets. The fees described herein shall be computed daily, based upon the net asset value of the Portfolio as determined by a valuation made in accordance with the Trust’s procedures for calculating Portfolio net asset value, as described in the Trust’s currently effective Prospectus and/or Statement of Additional Information. The fees herein are annual fees, payable 1/12th monthly, and shall be calculated and paid within ten days of the beginning of each calendar month for the preceding month.

Entered this 19 day of May, 2009.

Timothy Partners, Ltd. by:	American Investors Life Insurance Company by:

/s/ Terry Covert	/s/ John P. Gruber
Terry Covert	John P. Gruber

EXHIBIT A

Portfolios subject to the Fund Participation Agreement and Fee Agreement

Timothy Plan Strategic Growth Variable Portfolio

Timothy Plan Conservative Growth Variable Portfolio